Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 19 DATED JANUARY 7, 2020
TO THE PROSPECTUS DATED NOVEMBER 27, 2018
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated November 27, 2018; Supplement No. 6 dated April 16, 2019; and Supplement No. 18 dated January 2, 2020, which superseded and replaced all previous supplements to the prospectus, with the exception of the “Incorporation by Reference” section of Supplement No. 6. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of December 2019;
(3)	information regarding the share redemption limit; and
(4)	recent real property acquisitions and dispositions.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of December 2019, we accepted investors’ subscriptions for, and issued, a total of approximately 352,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $6.3 million, consisting of approximately 275,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $4.9 million ($2.1 million in D Shares, $2.7 million in T Shares and $55,000 in I Shares), and approximately 77,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.4 million. As of December 31, 2019, we had accepted investors’ subscriptions for, and issued, approximately 46.8 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $844.1 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate our registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of December 2019 for each of our classes of common stock:

	NAV per Share
Date	D Shares	T Shares	S Shares	I Shares
December 2, 2019	$17.74	$17.36	$17.36	$18.00
December 3, 2019	$17.73	$17.36	$17.36	$18.00
December 4, 2019	$17.73	$17.36	$17.36	$17.99
December 5, 2019	$17.73	$17.35	$17.36	$17.99
December 6, 2019	$17.77	$17.39	$17.39	$18.03
December 9, 2019	$17.76	$17.38	$17.39	$18.02
December 10, 2019	$17.76	$17.38	$17.38	$18.02
December 11, 2019	$17.76	$17.38	$17.38	$18.02
December 12, 2019	$17.76	$17.38	$17.38	$18.02
December 13, 2019	$17.76	$17.38	$17.38	$18.02
December 16, 2019	$17.76	$17.38	$17.38	$18.02
December 17, 2019	$17.76	$17.38	$17.38	$18.02
December 18, 2019	$17.75	$17.38	$17.38	$18.02
December 19, 2019	$17.75	$17.37	$17.38	$18.02
December 20, 2019	$17.75	$17.37	$17.38	$18.02
December 23, 2019	$17.75	$17.37	$17.37	$18.02
December 24, 2019	$17.75	$17.37	$17.37	$18.02
December 26, 2019	$17.75	$17.37	$17.37	$18.02
December 27, 2019	$17.75	$17.37	$17.37	$18.02
December 30, 2019	$17.74	$17.36	$17.36	$18.00
December 31, 2019	$17.71	$17.33	$17.34	$17.98
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding applicable upfront selling commissions and dealer manager fees charged on D Shares, T Shares and S Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website https://www.cimgroup.com/strategies/individual/inav#summary.
Redemption Limit
As disclosed on our website, as of December 31, 2019, our NAV was $592,628,348. As of January 1, 2020, the redemption limit for the quarter ending March 31, 2020 was 10% of our NAV as of December 31, 2019. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Limitations” beginning on page 201 of the prospectus.

PROSPECTUS UPDATES
Recent Real Property Acquisitions and Dispositions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 81 of the prospectus, and describes our real estate holdings as of December 31, 2019, and the activity that occurred subsequent to the activity as of November 30, 2019 previously disclosed in our prospectus, as supplemented.
Description of Real Estate Assets
As of December 31, 2019, we, through separate wholly-owned limited liability companies and limited partnerships, owned 128 properties, acquired for an aggregate purchase price of $901.2 million, located in 34 states, consisting of six anchored shopping centers, 100 retail, 11 industrial and distribution, and 11 office properties, comprising approximately 5.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We disposed of one property and did not acquire any new properties between December 1, 2019 and December 31, 2019.

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